

February 18, 2009

Mr. Kenneth R. Ring
Deutsche Bank Trust Company Americas, Trustee
Trust & Securities Services – GDS
60 Wall Street, 27th Floor
New York, NY 10005

> **Re:** **Mesabi Trust**
> **Form 10-K for the fiscal year ended January 31, 2008**
> **Filed April 11, 2008**
> **File No. 1-04488**

Dear Mr. Ring:

     We have completed our review of your annual report and have no further comments at this time.

     Sincerely,

     H. Roger Schwall
     Assistant Director

cc: Thomas R. Marek, Esq. (612) 607-7100